

May 6, 2013

Via E-mail
David P. Michels
Chief Financial Officer
El Paso Pipeline Partners, L.P.
1001 Louisiana Street, Suite 1000
Houston, TX 77002

> **Re: El Paso Pipeline Partners, L.P.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed February 26, 2013**
> **Form 10-Q for the quarterly period ended March 31, 2013**
> **Filed May 2, 2013**
> **File No. 001-33825**

Dear Mr. Michels:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Item 1 and 2. Business and Properties, page 1

Outlook for 2013, page 1

1. We note your statement that you expect to declare cash dividends of $2.55 per unit for 2013, generate earnings before depreciation and amortization of $1.22 billion and produce excess cash flow of more than $25 million above the distribution target. Please explain to us in detail how your disclosures have complied with Items 10(b) and 10(e) of Regulation S-K. We believe that investor understanding of such projections would be enhanced by disclosure of the key assumptions and factors which in management's

David P. Michels
El Paso Pipeline Partners, L.P.
May 6, 2013
Page 2

opinion are most significant to the projections and the susceptibility of such assumptions to change. If you wish to present similar projections in future filings, please show us your proposed revisions to your disclosures.

Item 6. Selected Financial Data, page 28

2. Please explain to us why the amounts disclosed for "Per unit cash distributions declared during the period" do not agree to the amounts in the "Per unit Cash Distribution Declared" line item presented on your income statements. Consistent with your disclosure on page 93, it appears the selected financial data figures might represent the per unit cash distribution paid during the period. Please revise future filings as necessary.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Results of Operations, page 32

3. We note that your Results of Operations narrative prominently discusses your results in terms of Non-GAAP financial measures and does not provide sufficient analysis of the changes in certain line items, such as revenues and operation and maintenance expenses, computed in accordance with GAAP and presented on the face of your financial statements. Please revise your discussion and analysis to provide presentation with equal or greater prominence of financial measures presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A) of Regulation S-K. In doing so, please also provide a narrative discussion of the extent to which material changes in revenues are attributable to changes in prices or to changes in volumes.

Consolidated Statements of Income, page 67

4. Please explain to us your basis in GAAP for excluding the $34 million severance charge from your Limited Partners' Net Income per Unit computations. In doing so, tell us further information about the nature of the charge, including how the allocated amount was derived.

Note 6. Debt, page 83

5. We note your statement in the last risk factor on page 14 that applicable law and contractual restrictions, including restrictions in certain of your subsidiaries' credit facilities and the rights of certain creditors of your subsidiaries that would often be superior to your interests, may negatively impact your ability to obtain distributions from your subsidiaries. Please explain to us how you considered the guidance in Item 4-08(e) of Regulation S-X and the need to provide Schedule I as discussed in Rule 5-

04(c) of Regulation S-X. In your response, please describe the contractual restrictions and tell us the percentage of consolidated net assets that are restricted.

Form 10-Q for the quarterly period ended March 31, 2013

Notes to Consolidated Financial Statements, page 9

Note 8. Litigation, Environmental and Other Contingencies, page 13

Other Commitments, page 15

6. We note your disclosure that you formed ELC to develop and own a natural gas liquefaction plant. You disclose that you own 51% of the membership interest and that you account for this investment by the equity method. Please explain to us in more detail why you account for this investment using the equity method despite your 51% ownership interest.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief